# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coeptis Therapeutics Holdings, Inc., CIK 0001759186
CUSIP: 19207A108
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001
Address of issuer's principal executive offices: 105 BRADFORD ROAD, SUITE 420, WEXFORD, Pennsylvania (PA), 15090
Date of event which requires filing of this statement: 01/05/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001883076

## Reporting persons
- Leonite Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (6% of the class)
  Comment: Percentage of class is based on 34,108,036 shares of common stock of the Issuer outstanding as of November 8, 2023, as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.
- Leonite Advisors LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (6% of the class)
  Comment: Percentage of class is based on 34,108,036 shares of common stock of the Issuer outstanding as of November 8, 2023, as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.
- Geller Avi: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (6% of the class)
  Comment: Percentage of class is based on 34,108,036 shares of common stock of the Issuer outstanding as of November 8, 2023, as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023

## Item 1. Issuer
Name of issuer: Coeptis Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 105 BRADFORD ROAD, SUITE 420, WEXFORD, PENNSYLVANIA, 15090.

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Leonite Fund I, LP, a Delaware limited partnership (Leonite Fund), Leonite Advisors LLC, a Delaware limited liability company (Leonite Advisors), and Avi Geller, an individual (together, the Reporting Persons).
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 1 Hillcrest Center Dr, Suite 232, Spring Valley, NY 10977.
Citizenship:
Leonite Fund is a Delaware limited partnership
Leonite Advisors is a Delaware limited liability company
Mr. Geller is a United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Leonite Fund is the record holder of 2,050,000 shares of common stock of the Issuer. Leonite Advisors is the Manager of Leonite Fund and has voting and dispositive power over the shares held by it. Mr. Geller is the Managing Member of Leonite Advisors and has sole voting and dispositive power over the shares held by it. As a result, each of Leonite Advisors and Mr. Geller may be deemed to be an indirect beneficial owner of the shares held directly by Leonite Fund. Leonite Advisors and Mr. Geller disclaim beneficial ownership in such shares, except to the extent of their pecuniary interest therein.
Percent of class: The 2,050,000 shares of common stock represent approximately 6.01% of the outstanding common stock of the Issuer based on 34,108,036 shares of common stock of the Issuer outstanding as of November 8, 2023, as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,050,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,050,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

## Signatures
- Leonite Fund I, LP: Avi Geller, Managing Member of Leonite Advisors LLC, its Manager (01/11/2024)
- Leonite Advisors LLC: Avi Geller, Managing Member (01/11/2024)
- Geller Avi: Avi Geller, Individual (01/11/2024)